

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2021

Lindsay A. Rosenwald, M.D.
Chief Executive Officer
Fortress Biotech, Inc.
2 Gansevoort Street, 9th Floor
New York, NY 10014

    Re: Fortress Biotech, Inc.
      Post-Effective Amendment No. 1 to Form S-3
      Filed October 6, 2021
      File No. 333-255185

Dear Dr. Rosenwald:

   We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Post-Effective Amendment No. 1 to Form S-3 filed October 6, 2021

General

1. We note that you have omitted substantially all of the disclosure required by Part I of Form S-3. Please amend to include all of the disclosures required by Part I of Form S-3. Refer to Securities Act Rule 472(b).

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at 202-551-5019 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark F. McElreath, Esq.